UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

China Nepstar Chain Drugstore Ltd.

(Name of the Issuer)

China Nepstar Chain Drugstore Ltd.

Mr. Simin Zhang

China Neptunus Drugstore Holding Ltd.

Neptunus Global Limited

New Wave Developments Limited

(Names of Persons Filing Statement)

ordinary shares, par value $0.0001 per share

American Depositary Shares, evidenced by American Depositary Receipts, each of which represents two ordinary shares

(Title of Class of Securities)

16943C109 1

(CUSIP Number)

China Nepstar Chain Drugstore Ltd.

25F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Tel: (86 755) 2641-4065

Mr. Simin Zhang

28F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Tel: (86 755) 2641-4065

China Neptunus Drugstore Holding Ltd.

28F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Tel: (86 755) 2665-0951

Neptunus Global Limited

28F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Tel: (86 755) 2665-0951

New Wave Developments Limited

28F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Tel: (86 755) 2665-0951

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Stephanie Tang, Esq. Shearman & Sterling 12/F, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Tel: (852) 2978 8028	Denise Shiu, Esq. Cleary Gottlieb Steen & Hamilton LLP 45th Floor, Fortune Financial Center 5 Dong San Huan Zhong Lu Chaoyang District, Beijing 100020 People’s Republic of China Tel: (86 10) 5920 1090

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$52,985,491.40	$5,335.64

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment of $1.31 per share for the 40,446,940 issued and outstanding ordinary shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, issued on August 27, 2015, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:

Filing Party:	Date Filed:

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents two ordinary shares.

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Nepstar Chain Drugstore Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.0001 per share (each a “Share,” or collectively, the “Shares”), including the Shares represented by the American depositary shares (each an “ADS,” or collectively, the “ADSs”), each of which represents two ordinary shares of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) China Neptunus Drugstore Holding Ltd., a company incorporated under the laws of the British Virgin Islands (“Parent”); (c) Neptunus Global Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. Simin Zhang, chairman of the board of directors of the Company (the “Board”) (“Mr. Zhang”); and (e) New Wave Developments Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“New Wave”). Mr. Zhang, together with Parent, Merger Sub and New Wave, are collectively referred to in this Transaction Statement as the “Buyer Group”.

On March 16, 2016, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”) in accordance with Cayman Islands Companies Law (the “CICL”), with the Company continuing as the surviving company (“surviving company”) after the merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are currently beneficially owned by Mr. Zhang. Because the Buyer Group beneficially owns approximately 79.5% of the total issued and outstanding Shares of the Company, both quorum and an affirmative vote in favor of the transaction are assured with the Buyer Group’s vote.

Under the terms of the merger agreement, if the merger is completed, at the effective time of the merger (the “Effective Time”), each Share (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time, other than (a) Shares (including Shares represented by ADSs) beneficially owned by Parent, Merger Sub or their affiliates, or held by any direct or indirect wholly owned subsidiary of the Company, and (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under Section 238 of the CICL (the “Dissenting Shares”) (Shares described under (a) and (b) above are collectively referred to herein as the “Excluded Shares”) shall be cancelled in exchange for the right to receive $1.31 in cash per Share without interest and net of any applicable withholding taxes, and for the avoidance of doubt, because each ADS represent two ordinary shares, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive $2.62 in cash per ADS without interest and net of any applicable withholding taxes (less up to $0.05 per ADS cancellation fees pursuant to the terms and conditions of the deposit agreement, dated November 15, 2007 between the Company and JPMorgan Chase Bank, N.A. (the “ADS depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder, as may be amended from time to time (the “Deposit Agreement”)). The Excluded Shares other than Dissenting Shares will be cancelled and cease to exist at the Effective Time, and no consideration or distribution shall be delivered with respect thereto. The Dissenting Shares will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the CICL.

In order for the merger to be completed, the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, must be authorized and approved by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of shareholders in accordance with Section 233(6) of the CICL. However, the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, are not subject to the authorization and approval of holders of a majority of the Company’s outstanding Shares and ADSs unaffiliated with the Buyer Group.

The Company will make available to its shareholders a proxy statement (the “proxy statement”, a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. Copies of the merger agreement and the plan of merger are attached to the proxy statement as Annex A and are incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

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The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

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Item 1 Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2 Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”
•	“The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”
(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Market Price of the ADSs, Dividends and Other Matters—Market Price of the ADSs”
(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Market Price of the ADSs, Dividends and Other Matters—Dividend Policy”
(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs—Prior Public Offerings”
(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs”
•	“Special Factors—Related Party Transactions”

Item 3 Identity and Background of Filing Person

(a)	Name and Address. China Nepstar Chain Drugstore Ltd. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“Annex D—Directors and Executive Officers of Each Filing Person”

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Item 4 Terms of the Transaction

(a)-(1)	Material Terms — Tender Offers. Not applicable.
(a)-(2)	Material Terms — Mergers or Similar Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors”
•	“The Extraordinary General Meeting”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”
(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”
(d)	Dissenter Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet— Dissenter Rights”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Dissenter Rights”
•	“Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”
(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Provisions for Unaffiliated Security Holders”
(f)	Eligibility of Listing or Trading. Not applicable.

Item 5 Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Related Party Transactions”
•	“Transactions in the Shares and ADSs”
(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”
(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”

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•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Plans for the Company after the Merger”
•	“Summary Term Sheet—Financing of the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Financing”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Transactions in the Shares and ADSs”
•	“Annex A—Agreement and Plan of Merger”

Item 6 Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Effect of the Merger on the Company”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”
•	“Summary Term Sheet—Purposes and Effects of the Merger”
•	“Summary Term Sheet—Plans for the Company after the Merger”
•	“Summary Term Sheet—Financing of the Merger”
•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Effect of the Merger on the Company”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Financing”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”

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Item 7 Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Purposes and Effects of the Merger”
•	“Summary Term Sheet—Plans for the Company after the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Alternatives to the Merger”
•	“Special Factors—Effects on the Company if the Merger is not Completed”
(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Purposes and Effects of the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Effect of the Merger on the Company”
(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Purposes and Effects of the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Effect of the Merger on the Company”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Effects on the Company if the Merger is not Completed”
•	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors—Material U.S. Federal Income Tax Consequences”
•	“Special Factors—Material PRC Income Tax Consequences”
•	“Special Factors—Material Cayman Islands Tax Consequences”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”

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Item 8 Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”
•	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger”
•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”
•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”
(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“The Extraordinary General Meeting—Vote Required”
(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”
•	“Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”
(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9 Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”
•	“Special Factors—Background of the Merger”

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•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”
•	“Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”
(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”
•	“Annex B—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”
(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10 Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Financing of the Merger”
•	“Special Factors—Financing”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”
(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Financing of the Merger”
•	“Special Factors—Financing”
(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Summary Term Sheet— Fees and Expenses”
•	“Special Factors—Fees and Expenses”
•	“The Merger Agreement and Plan of Merger— Fees and Expenses”
(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Summary Term Sheet—Financing of the Merger”
•	“Special Factors—Financing”
•	“The Merger Agreement and Plan of Merger—Financing”

Item 11 Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”
(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs”

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Item 12 The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“The Extraordinary General Meeting—Vote Required”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”
(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”
•	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger”
•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13 Financial Statements

(a)	Financial Information. The audited consolidated financial statements of the Company for the three years ended December 31, 2013, December 31, 2014 and December 31, 2015 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2014 and December 31, 2015, filed on April 23, 2015 and April 26, 2016 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the year ended December 31, 2015 are incorporated herein by reference to the Company’s report on Form 6-K dated March 29, 2016.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”
•	“Where You Can Find More Information”
(d)	Pro Forma Information. Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“The Extraordinary General Meeting—Solicitation of Proxies”
(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15 Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

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Item 16 Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated ___________, 2016 (the “proxy statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.
(a)-(4)	ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated March 16, 2016 incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 16, 2016.
(b)-(1)*	Debt Commitment Letter, dated March 16, 2016, issued by Ping An Bank Co., Ltd. in favor of Parent.
(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated March 16, 2016, incorporated herein by reference to Annex B to the proxy statement.
(c)-(2)*	Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated September 7, 2015.
(c)-(3)*	Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated March 16, 2016.
(d)-(1)	Agreement and Plan of Merger, dated as of March 16, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*Previously filed

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2016

China Nepstar Chain Drugstore Ltd.

By:	/s/ Barry J. Buttifant
Name: Barry J. Buttifant
Title: Chairman of the Special Committee

Simin Zhang

By:	/s/ Simin Zhang

China Neptunus Drugstore Holding Ltd.

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

Neptunus Global Limited

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

New Wave Developments Limited

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

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Exhibit Index

(a)-(1)	Preliminary Proxy Statement of the Company dated ___________, 2016 (the “proxy statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.
(a)-(4)	ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated March 16, 2016 incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 16, 2016.
(b)-(1)*	Debt Commitment Letter, dated March 16, 2016, issued by Ping An Bank Co., Ltd. in favor of Parent.
(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated March 16, 2016, incorporated herein by reference to Annex B to the proxy statement.
(c)-(2)*	Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated September 7, 2015.
(c)-(3)*	Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated March 16, 2016.
(d)-(1)	Agreement and Plan of Merger, dated as of March 16, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*Previously filed

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